SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


        Under the Securities Exchange Act of 1934 (Amendment No. 2)


                          Prime Group Realty Trust
-------------------------------------------------------------------------------
                              (Name of Issuer)


      Common Shares of Beneficial Interest, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                74158J 10 3
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                               (CUSIP Number)


                                 Gwen Klees
                          Director, Legal Affairs
                                 Cadim inc.
                     800, Square Victoria, Bureau 4400
                              Case postale 118
                          Montreal, Quebec H4Z 1B7
                               (514) 875-3360
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               April 30, 2002
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          (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?



                       (Continued on following pages)

                            (Page 1 of 6 Pages)


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                                                                   Page 2 of 6

CUSIP NO.: 74158J 10 3               SCHEDULE 13D
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Cadim inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               QUEBEC
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    7,944,893*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    7,944,893*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,944,893*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________



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                                                                   Page 3 of 6

CUSIP NO.: 74158J 10 3              SCHEDULE 13D
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Cadim Acquisition, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    7,944,893*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    7,944,893*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,944,893*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO (limited liability company)
________________________________________________________________________________


* On November 19, 2001, Cadim inc. ("Cadim"), Cadim Acquisition, LLC ("Cadim Acquisition"), Vornado PS, L.L.C. ("VPS") and Vornado Realty L.P. ("VRLP" and, together with VPS, the "Vornado Parties") executed a letter agreement (the "Letter Agreement") described in Item 4. By virtue of entering into the Letter Agreement, Cadim may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The

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                                                                 Page 4 of 6


Vornado Parties, directly or indirectly, hold loans of Primestone Investment Partners L.P. (the "Borrower") which are secured by a pledge of partnership units (the "Common Units") of Prime Group Realty, L.P. ("PGLP") held by the Borrower. On April 30, 2002, the Vornado Parties acquired the same Common Units at a foreclosure auction described in Item 4. The Common Units are exchangeable for common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust (the "Company") or, at the option of the Company, cash. As such, the Vornado Parties may be deemed to be the beneficial owners of 7,944,893 Common Shares, Cadim and Cadim Acquisition may be deemed to share with the Vornado Parties beneficial ownership of the equity securities owned by the Vornado Parties, and Cadim and Cadim Acquisition may thus be deemed to beneficially own 7,944,893 Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.




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                                                                 Page 5 of 6




ITEM 4.    PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by replacing the last two sentences of the fourth paragraph thereof with the following:

         Borrower appealed the order of the United States Bankruptcy Court for the District of Delaware dismissing the Borrower's bankruptcy proceeding to the United States District Court for the District of Delaware, which affirmed the order of the bankruptcy court on January 28, 2002. Borrower subsequently appealed the order to the United States Court of Appeals for the Third Circuit. The Court of Appeals denied the Borrower's request to stay the order pending appeal in the absence of a bond, which the Borrower failed to post, and scheduled oral argument on the appeal for May 2, 2002. As a result of the order of the Court of Appeals and the Borrower's failure to post a bond, VPS rescheduled the foreclosure auction for April 30, 2002.

         On April 30, 2002, VPS acquired at the foreclosure auction the 7,944,893 Common Units that were the subject of the pledges securing the Loans. Cadim Acquisition and the Vornado Parties each have a fifty percent interest in the Loans and a fifty percent interest in the Common Units. VPS paid $8.35 for each of the Common Units, which was equal to the April 30, 2002 closing price on the New York Stock Exchange of Common Shares of the Company, by application of a portion of the Loans. The Borrower and certain of its affiliates remain liable for the deficiency under the Loans.

         Cadim and Cadim Acquisition have various rights and obligations with respect to the Common Units pursuant to the Letter Agreement. Cadim or Cadim Acquisition may request that VPS deliver to Cadim or Cadim Acquisition fifty percent of the Common Units acquired by VPS, or that VPS deliver a notice of election to the Company to exchange Cadim Acquisition's fifty percent share of the Common Units for Common Shares and deliver to Cadim or Cadim Acquisition those Common Shares. Pursuant to the CSA Agreement, the Company shall cause the exchange of all Common Units beneficially owned by Cadim or Cadim Acquisition for Common Shares within five days following the receipt of written notice from Cadim or Cadim Acquisition of the acquisition of Common Units.

         Cadim and Cadim Acquisition do not expect to amend this Schedule 13D to the extent the Borrower, VPS, their respective affiliates or other parties file further motions, appeals or other pleadings in the bankruptcy proceeding or any subsequent action, suit or proceeding, unless such filings or actions affect the plans or proposals of Cadim or Cadim Acquisition described in this Item 4 in any material respect.


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                                                                 Page 6 of 6


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               CADIM INC.




                               By:  /s/ Andre Collin
                                   -------------------------------------------
                               Name:   Andre Collin
                               Title:  President and Director


                               By:  /s/ Sylvie Drouin
                                   -------------------------------------------
                               Name:   Sylvie Drouin
                               Title:  Vice-President, Legal Affairs


                               CADIM ACQUISITION, LLC

                               By:   Cadim Holdings U.S. Inc., its sole member



                               By:  /s/ Andre Collin
                                   -------------------------------------------
                               Name:   Andre Collin
                               Title:  President and Director


                               By:  /s/ Sylvie Drouin
                                   -------------------------------------------
                               Name:   Sylvie Drouin
                               Title:  Secretary





Dated: May 2, 2002